

February 25, 2011

Fletcher J. McCusker, Chairman
The Providence Service Corporation
5524 East Fourth Street
Tucson, Arizona 85711

    RE: **The Providence Service Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed March 12, 2010
        File No. 001-34221

Dear Mr. McCusker:

      We have reviewed your response letter filed February 4, 2011 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

1. We note your response to comment one in our letter dated January 26, 2011. We note that exhibits 10.6 and exhibit 10.7 were material contracts when they were filed with the company's Form 10-K for the fiscal year ended December 31, 2007 which was filed on March 14, 2008 (identified as exhibit 10.7 and 10.8 in the March 14, 2008 filing). These exhibits when filed were not filed in their entirety and do not have certain schedules or exhibits. The exhibits 10.6 and 10.7 (identified as exhibit 10.7 and 10.8 in the March 14, 2008 filing) were required to be filed in their entirety with your Form 10-K filed March 14, 2008. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K.

<u>Closing Comment</u>

 Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551- 3356 with any questions.

       Sincerely,

       /s/ David Link for

       John Reynolds,
       Assistant Director